LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

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www.luselaw.com

writer's direct dial number	writer’s e-mail
(202) 274-2028	vcangelosi@luselaw.com

December 16, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: URSB Bancorp, Inc.

Registration Statement on Form S-1

Filed September 12, 2025

File No. 333-290213

To Whom It May Concern:

On behalf of URSB Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The comment transmitted by the Staff’s comment letter dated November 25, 2025, is reproduced below, followed by the Company’s response. The Prospectus included in the Amended Registration Statement has been updated with financial statements and related financial data as of September 30, 2025.

Form S-1 filed September 12, 2025

Supervision and Regulation

Brokered Deposits, page 87

1.       We note your disclosures regarding reciprocal deposits. We also note your risk factor disclosure on page 19 about brokered certificates of deposit representing 22.0% of your total deposits at June 30, 2025. Please revise your disclosures, here or elsewhere, to clarify and quantify the extent to which you use reciprocal deposits and whether you classify any as brokered deposits as of each of the period ends presented.

Additional disclosure has been added to pages 81 and 87 of the Prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

December 16, 2025

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Cara Lubit, SEC
Amit Pande, SEC
Aisha Adegbuyi, SEC
Eric Envall, SEC
Kenneth R. Totten, URSB Bancorp, Inc.
David Van Steyn, URSB Bancorp, Inc.
Lawrence M.F. Spaccasi, Esq.
Kent M. Krudys, Esq.
Zachary A. Davis, Esq.